# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DTF Tax-Free Income 2028 Term Fund Inc, CIK 0000879535
CUSIP: 23334J107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 10 South Wacker Drive, Suite 1900, Chicago, Illinois (IL), 60606
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000769317

## Reporting persons
- Sit Investment Associates, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Minnesota (MN); does not affirm membership in a group (box b); sole voting power 0; shared voting power 619,371; sole dispositive power 0; shared dispositive power 619,371; aggregate amount beneficially owned 619,371 (8.8% of the class)
- Sit Fixed Income Advisors II, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 619,371; sole dispositive power 0; shared dispositive power 619,371; aggregate amount beneficially owned 619,371 (8.8% of the class)

## Item 1. Issuer
Name of issuer: DTF Tax-Free Income 2028 Term Fund Inc
Address of issuer's principal executive offices: 10 South Wacker Drive, Suite 1900, Chicago, Illinois 60606

## Item 2. Person Filing
Name of person filing:
Sit Investment Associates, Inc.
Sit Fixed Income Advisors II, LLC
Address of principal business office or, if none, residence:
c/o Sit Investment Associates, Inc.
80 South Eighth Street, Suite 3300
Minneapolis, MN 55402
Citizenship:
Sit Investment Associates, Inc. Minnesota Corporation
Sit Fixed Income Advisors II, LLC Delaware LLC

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
The ownership percentages reported are based on 7,029,567 shares of common stock outstanding as of October 31, 2024, as reported in the Issuer's Report on Form N-CSR filed with the Securities Exchange Commission.

Sit Investment Associates, Inc. ("SIA") is an investment adviser registered under section 203 of the Investment Advisers Act of 1940. Sit Fixed Income Advisors II, LLC ("SFI") is an investment adviser registered under section 203 of the Investment Advisers Act of 1940 and a subsidiary of SIA. SIA and SFI provide investment management services to client accounts ("Accounts"). In their roles as investment advisers SIA and SFI possess shared voting and investment power over securities of the Issuer described in this schedule 13G owned by the Accounts and may be deemed to be the beneficial owner of such shares of the Issuer owned by the Accounts. All securities reported in this schedule 13G are owned by the Accounts. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), SIA and SFI disclaim beneficial ownership of such securities.
Percent of class: 8.8
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 619,371
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 619,371

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
The Accounts are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Except as may be indicated if this is a joint filing with a registered investment company managed by SIA or SFI, not more than 5% of the class of such securities is owned by any one Account subject to the investment advice of SIA or SFI.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
EXHIBIT A - Joint Filing Agreement

## Signatures
- Sit Investment Associates, Inc.: /s/ Paul E. Rasmussen, Paul Rasmussen / Vice President (01/03/2025)
- Sit Fixed Income Advisors II, LLC: /s/ Paul E. Rasmussen, Paul Rasmussen / Vice President (01/03/2025)